

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Oleg Firer
Chief Executive Officer
Net Element, Inc.
3363 NE 163rd Street, Suite 705
North Miami Beach, FL 33160

> **Re: Net Element, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 14, 2021**
> **File No. 333-256166**

Dear Mr. Firer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Serge V. Pavluk, Esq.